Exhibit 99.2
Q4 2005 Conference Call (12/20/05 9:00 a.m.)
[Conference call started at 9:xx a.m. Initial remarks ended at 9:xx a.m. Call ended at 9:xx a.m. xxx non-PSC participants.]
Good Morning. This is Bud Robertson, Senior Vice President of Finance and Administration and Chief Financial Officer of Progress Software Corporation. Joining me today are Joe Alsop, co-founder and CEO of Progress Software Corporation, Dave Ireland, President of OpenEdge Division, Greg O’Connor, President of Sonic Software and Peter Sliwkowski, President of Real Time Division. Rick Reidy, President of DataDirect Technologies, is joining us from Houston, Texas, along with Mark Creswell, CEO of NEON Systems.
We will first review financial results for the fourth quarter and full year for fiscal 2005 and then discuss our just announced agreement to acquire NEON Systems.
We have prepared a slide presentation to view during this call. The slide presentation can be found on the Investors & Press section of the Progress web site by clicking on the “Live Webcast” Icon. Also, a reconciliation of our pro forma results to our GAAP results is included in our earnings release on our website.
The matters we will be discussing today, other than historical financial information, consist of forward-looking statements that involve certain risks and uncertainties. Statements indicating that the Company “expects,” “estimates,” “believes,” “is planning” or “plans to” are forward-looking, as are other statements concerning future financial results, product offerings or other events that have not yet occurred. There are several important risk factors which could cause actual results or events to differ materially from those anticipated by the forward-looking statements contained in our discussion today. Information on these risk factors is included in the Company’s Securities and Exchange Commission reports, including the report on Form 10-Q for the quarter ended August 31, 2005. The Company reserves the right to change its budget, product focus, product release dates, plans and financial projections from time to time as circumstances warrant. The Company shall have no obligation to update or modify the information contained in our discussion in the future when such changes occur.
We reported this morning the following results for our fourth fiscal quarter of 2005, which are reflected in the first few slides of the on-line presentation:
•	Revenue for the quarter increased 12% from $96.2 million in Q4 of fiscal 2004 to a record $108.0 million.
On a GAAP basis, we reported the following:
•	Operating income for the quarter increased 21% from $15.9 million in Q4 of fiscal 2004 to $19.2 million.

•	Net income increased 29% from $10.9 million in Q4 of fiscal 2004 to $14.0 million.

•	And diluted earnings per share increased 18% from 28 cents in Q4 of fiscal 2004 to 33 cents this quarter.

•	The above results include an after-tax charge for amortization of acquired intangibles of $1.7 million for Q4 of fiscal 2005 and $1.3 million for Q4 of fiscal 2004. The fourth quarter of fiscal 2005 also includes an after-tax charge of $0.4 million for certain other acquisition-related expenses and an after-tax charge of $0.1 million for stock-based compensation.
On a pro forma basis, which excludes the effect of amortization of acquired intangibles, other acquisition-related expenses and stock-based compensation, we reported the following:
•	Pro forma operating income for the quarter increased 27% from $17.7 million in Q4 of fiscal 2004 to $22.6 million.

•	Pro forma net income increased 34% from $12.1 million in Q4 of fiscal 2004 to $16.3 million.

•	And pro forma diluted earnings per share increased 23% from 31 cents in Q4 of fiscal 2004 to 38 cents this quarter.
For the fiscal year ended November 30th, we reported the following results:
•	Revenue increased 12% from $363 million in fiscal 2004 to a record $405 million.
On a GAAP basis, we reported the following:
•	Operating income increased 38% from $46.4 million in fiscal 2004 to $63.8 million.

•	Net income increased 52% from $32.1 million in fiscal 2004 to $48.9 million.

•	And diluted earnings per share increased 44% from 82 cents in fiscal 2004 to $1.18.

•	The above results for fiscal 2004 include after-tax charges of $4.8 million for amortization of acquired intangibles and an after-tax charge of $1.8 million for certain other acquisition-related expenses.

•	The above results for fiscal 2005 include an after-tax charge for amortization of acquired intangibles of $6.3 million, an after-tax charge of $2.3 million for certain other acquisition-related expenses, an after-tax charge of $1.9 million for compensation expense associated with the repurchase from employees of stock in subsidiary and an after-tax charge of $0.1 million for stock-based compensation. In addition, fiscal 2005 includes a tax benefit of $3.8 million.

On a pro forma basis, which excludes the effect of amortization of acquired intangibles, other acquisition-related expenses, stock-based compensation and the tax benefit, we reported the following:
•	Pro forma operating income increased 42% from $56.0 million in fiscal 2004 to $79.5 million.

•	Pro forma net income increased 44% from $38.7 million in fiscal 2004 to $55.8 million.

•	And pro forma diluted earnings per share increased 35% from 99 cents in fiscal 2004 to $1.34.
This morning we announced an agreement to acquire, via a tender offer, NEON Systems, Inc. for $6.20 per share. The transaction is valued at approximately $68 million in the aggregate, or $51 million, net of cash acquired. We will combine NEON into our DataDirect Technologies group upon completion of the acquisition. Rick Reidy will further discuss the acquisition at the end of the financial review.
In reviewing fiscal 2005 financial results, within the total revenue increase of 12% over the fourth quarter of last year, software license revenue was up 20%, maintenance revenue increased 7% and professional services revenue increased 12%. For the full fiscal year, software license revenue increased by 12%, maintenance revenue increased 12% and professional services revenue increased by 9%.
In considering the impact of changes in foreign exchange rates on our results for the fourth quarter and all of fiscal 2005, total revenue in the fourth quarter of fiscal 2005 would have increased by approximately 13% on a constant currency basis versus the 12% increase reported. For the full fiscal year, total revenue would have increased by approximately 10% on a constant currency basis versus the 12% increase reported.
As noted on slides 10 and 11, international business was 56% of the quarterly total as compared to 58% in Q4 of fiscal 2004. For the full fiscal year, international business was 57% of the annual total as compared to 58% in fiscal 2004.
Revenue from the Progress OpenEdge product line increased 3% from $76.8 million in Q4 of fiscal 2004 to $79.4 million in Q4 of fiscal 2005 and represented 74% of total revenue this quarter as compared to 80% of total revenue in Q4 of fiscal 2004. For the full fiscal year, revenue from the Progress OpenEdge product line increased 6% from $289.7 million in fiscal 2004 to $308.2 million in fiscal 2005 and represented 76% of total revenue this fiscal year as compared to 80% of total revenue in fiscal 2004.
Revenue from the DataDirect product line increased 26% from $7.9 million in Q4 of fiscal 2004 to $10.0 million this quarter. For the full fiscal year, revenue from the DataDirect product line increased 26% from $28.2 million in fiscal 2004 to $35.7 million in fiscal 2005.

Revenue from the Progress Real Time product line increased 89% from $4.6 million in Q4 of fiscal 2004 to $8.7 million this quarter. For the full fiscal year, revenue from the Real Time product line increased 56% from $18.6 million in fiscal 2004 to $28.9 million in fiscal 2005.
Revenue from the Sonic product line increased 43% from $6.9 million in Q4 of fiscal 2004 to $9.9 million this quarter. For the full fiscal year, revenue from the Sonic product line increased 24% from $26.2 million in fiscal 2004 to $32.5 million in fiscal 2005.
The balance in our business between serving professional application developers within corporations and partners, including Application Partners or APs and OEMs, was within our historical ratios. Partners accounted for 61% of PSC license business in Q4 and sales to direct accounts represented 39%. In Q4 of fiscal 2004, partners accounted for 55% of PSC license business. Within the Progress OpenEdge product line, partners accounted for 68% of our license business in Q4 as compared to 61% in Q4 of fiscal 2004. For the full fiscal year, partners accounted for 61% of PSC license business as compared to 60% in fiscal 2004. Within the Progress OpenEdge product line, partners accounted for 69% of our license business for the full fiscal year as compared to 66% in fiscal 2004.
Our effective tax rate for the fourth quarter and full fiscal year, excluding the tax benefit, was 33% as compared to 32% for the corresponding periods of fiscal 2004.
Quarter-end headcount of 1,593 represented an increase of 3% from one year ago.
Looking at slide 14 highlighting balance sheet information, our cash balance was approximately $266 million at the end of the quarter. Our accounts receivable days sales outstanding or DSO was 56 at the end of Q4, down 3 days from one year ago.
During the fourth quarter, we purchased approximately 81,000 shares of our stock at a cost of $2.4 million. At the end of the fourth quarter, there were approximately 9.9 million shares available for repurchase under our Board authorized share repurchase program that expires on September 30, 2006. A summary of our share buybacks is reflected in slide 15.
In looking to the first quarter and full fiscal year for 2006, we are providing the following guidance which includes the impact of the just announced NEON acquisition:
1.	For fiscal 2006, we expect revenue to be in the range of $435 million to $445 million. Software license revenue is expected to be in the range of $170 million to $180 million.
2.	We expect the Progress OpenEdge product line to be in the range of $308 million to $315 million, representing an increase of between approximately 0% and 2%.
3.	We expect the DataDirect product line, including approximately $15 million revenue from NEON, to be in the range of $54 million to $58 million, representing an increase of between approximately 50% and 60%.

4.	At the beginning of December, we combined the sales and marketing organizations of Sonic Software and Real Time in order to increase the potential for cross-product sales opportunities. We will be reporting product line revenue for Sonic and Real Time together this coming year. We expect revenue from the Sonic and Real Time product line to be in the range of $70 million to $75 million, representing an increase of between approximately 15% and 25%.
5.	We expect GAAP operating income to be between $51 million and $54 million, including charges of approximately $14 million for amortization of acquired intangibles, approximately $1 million for certain other acquisition-related expenses and approximately $22 million for stock-based compensation as we will be adopting FAS123(R), which requires expensing of stock options, in the first quarter of fiscal 2006. The amount for amortization of intangibles and acquisition-related expenses could vary depending on the timing of the completion of the tender offer for NEON and the final purchase price allocation.
6.	We expect pro forma operating income, which excludes amortization of acquired intangibles, certain other acquisition-related expenses and stock-based compensation, to be between $88 million and $91 million.
7.	We estimate that nonoperating income will be around $1 million for each quarter of fiscal 2006, although this may vary widely depending on interest rates, potential stock repurchases, fluctuations in foreign exchange rates and our cash balances.
8.	We expect our effective tax rate to be around 33%.
9.	We are utilizing a euro exchange rate of 1.20 in preparing this guidance. This compares to an average rate of 1.26 for the euro in fiscal 2005. The year-over-year impact from changes in exchange rates is estimated to result in a reduction of approximately $8 to $9 million of revenue for fiscal 2006 as compared to what would result if exchange rates were constant with fiscal 2005.
10.	Estimating future weighted average share counts for earnings per share depends on future option activity, future share repurchases, share prices and other factors. For now, we think using a share count of around 43 million for each quarter of fiscal 2006 for diluted earnings per share seems reasonable.
11.	We expect diluted earnings per share, on a GAAP basis, to be in the range of 85 cents to 91 cents. On a pro forma basis, which excludes a total charge of approximately 60 cents per share for amortization of acquired intangibles, certain other acquisition-related expenses and stock-based compensation, we expect pro forma diluted earnings per share to be in the range of $1.45 to $1.51.

12.	For the first quarter of fiscal 2006, we expect revenue to be between $103 million and $105 million, with software license revenue between $41 million and $43 million. We expect diluted earnings per share, on a GAAP basis, to be in the range of 15 cents to 17 cents. On a pro forma basis, which excludes a total charge of 14 cents per share for amortization of acquired intangibles, certain other acquisition-related expenses and stock-based compensation, we expect pro forma diluted earnings per share to be in the range of 29 cents to 31 cents.
This expectation is built on the continued success of our partners, continued improvement in our ability to generate new business in end user accounts, continued strong performance from our new product lines, especially the Sonic and Real Time product line and DataDirect product line, and no further significant strengthening of the US dollar against currencies from which we derive a significant portion of our business. This expectation also assumes that the tender offer for NEON closes in late January.
As we have advised, these and a number of additional factors may affect future results, including the timing of the completion of the acquisition of NEON and actual results may differ materially. Consequently, there can be no assurance that we will achieve results consistent with these comments.
We plan on releasing our first quarter results on Tuesday, March 21st, and holding the usual conference call that morning at 9 a.m.
This conference call will be recorded in its entirety and be available on our website at www.progress.com under the Investor & Press section.
Before I turn the call over to Rick Reidy who will provide an overview of our agreement to acquire NEON, I’d like to again summarize the key financial terms of the transaction. Afterwards we will open up the call to your questions.
We have signed a definitive agreement under which Progress will make a $6.20 per share cash tender offer for all outstanding shares of NEON common stock. The transaction is valued at approximately $68 million in the aggregate or $51 million, net of cash acquired. The tender offer price represents a premium of approximately 46 percent for NEON’s stockholders based on the 30-day trailing average share price of NEON on the Nasdaq National Market for the period ending on December 19, 2005.
With that, I’ll turn it over to Rick Reidy, President of DataDirect.
Rick: Thanks Bud. I’m very happy to be here this morning in Sugar Land, TX, with Mark Cresswell, CEO of NEON, the company we’ve just announced our agreement to acquire. This acquisition is full of synergies and benefits for the customers of both companies. Before I get into that, let me remind you of what we do at DataDirect and tell you a little about NEON.

DataDirect has long been the market leader in standards-based data connectivity, with products covering all major databases, operating systems (with the exception of mainframes), and data access standards. Hundreds of independent software vendors and thousands of corporate IT departments worldwide rely on DataDirect for production proven database drivers, which deliver the reliability, security, and performance needed for the most demanding software systems. The technology is backed by award-winning technical support and the industry’s most comprehensive test suite.
NEON is a leading independent vendor of standards-based software to access data and applications stored on mainframes, where many large companies run some of their most critical business applications. NEON products support SQL access through ODBC and JDBC, and also enable web services integration with mainframe data and applications for service oriented architectures and real-time event processing.
Many large corporations run their most critical business systems on mainframes; however easy access to mainframe data remains a significant challenge. Our acquisition addresses this problem by joining the connectivity expertise of DataDirect with the mainframe expertise of NEON. Together, the newly expanded DataDirect will be able to offer standards-based data connectivity for ODBC, JDBC, and ADO.NET across all platforms, data sources, and standards using one set of APIs.
The acquisition also brings NEON’s outstanding web services and events technology to DataDirect. According to Gartner, NEON is a leader and the most visionary company in its Programmatic Integration Server market (which it defines as software that enables a light weight approach to providing a service-oriented architecture on top of legacy applications). DataDirect intends to continue NEON’s focus on service-oriented architectures and extend its abilities in this space through Progress’ greater reach.
The combined company will be the industry’s only comprehensive source for data access technologies across all platforms, standards, and data sources. Customers can now turn to one vendor, DataDirect, for the highest quality data connectivity to mainframe data sources such as DB2, IMS/DB VSAM, Adabas, CICS/TS, IMS/TM, CA-IDMS, and Natural, as well as relational databases such as Oracle, DB2, Microsoft SQL Server, Sybase, Informix, and Progress OpenEdge.
Mark and I look forward to your questions about the transaction. Now let me turn the call back over to Bud.
Bud: Thank you Rick. Now I’d like to open up the call to investor questions. We’ll first take questions from the analysts that publish research on Progress Software and then questions from anyone on the call.
Conclusion
This concludes today’s conference call. Thank you for participating.